EXHIBIT 99.1

                                                           [Value America logo]

January 21, 1998

Mr. Robert A. Bayless
Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 5th Street, N.W.
Mail Stop 4-10
Washington, D.C. 20549

Dear Mr. Bayless:

I am writing on behalf of Value America, Inc., a Virginia corporation, which is contemplating a public offering of equity securities. We would like to receive advance clearance from the SEC Staff regarding our Company's revenue recognition policy pertaining to product sales to be included in an initial registration statement on Form S-1.

This letter presents relevant background information about Value America, Inc., and explains the rationale for the proposed revenue recognition policy for product sales.


The Company

Value America, Inc. (Value America or the Company) was founded and commenced operations in April 1996. The Company is an Internet retailer of consumer and office products. The Company's product mix includes high quality, brand name office products, consumer electronics, software, computers and peripherals, building products, housewares and jewelry. The Company generates revenues primarily from two sources: (1) the development of multimedia online product presentations on behalf of suppliers; and (2) product sales. The Company expects that in 1998 and for the foreseeable future, product sales will provide the vast majority of revenues. This letter addresses revenue recognition for product sales.

Value America sells its products through its Internet store and through direct response. Nearly all purchases from the store are made electronically. Direct response sales are made through the mail and over the telephone. Customers provide credit


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Mr. Robert A. Bayless
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January 21, 1998

card and shipping information, and the Company uses the CyberCash(TM) software to transfer data to the customer's credit card company for verification and authorization. The Company bears the credit risk of customer purchases and credit card fraud not covered by the CyberCash(TM) arrangement. The Company expects to offer consumer and business credit for purchases for which the customer does not wish to use credit cards. The price paid by the customer includes delivery costs and sales tax, as calculated and subsequently processed by Value America.


Principal Sales -- Consignment

Most of the Company's business is conducted on consignment. In most cases, the vendor has physical possession of the merchandise and the Company is not obligated to take title to the merchandise before the merchandise is sold to Value America customers.

Typically, when a customer places an order with Value America and the credit card company approves payment for the order, Value America places an order with the manufacturer or distributor (collectively referred to herein as "the manufacturer") telephonically, by fax or by electronic data interchange. In the future, the Company expects to have the capability to process nearly all orders electronically using electronic data interchange. The manufacturer ships the product directly to the customer and bills Value America for the goods shipped. Value America's cost for the goods is based upon previously negotiated arrangements with the manufacturer. The freight carrier also invoices for the shipping cost. Orders are typically filled by the manufacturer, shipped from the manufacturer and ultimately received by the Value America customer within four days from the date of the original customer order placed with Value America.

Value America is solely responsible to the manufacturer and freight carrier for payment. The manufacturer and freight carrier have no recourse to Value America's customer for payment or return of the product in the event of Value America's default.

Value America takes title to the goods from the time of shipment until successful delivery to the customer, at which point title passes. In case of major appliances, Value America takes ownership of the item, contracts with a trucking company for over the road transportation, and contracts for the appliances installation with a local

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Mr. Robert A. Bayless
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January 21, 1998


delivery and installation service. The Company pays for insurance on the goods and is the name insured on the shipping insurance policy. The Company bears all risk of loss for (i) collecting all of the sale proceeds, (ii) delivery of the merchandise and (iii) returns from customers. To compensate for these risks, however, this business model substantially reduces the Company's exposure to inventory risk and keeps the fixed portion of distribution costs as low as possible.


Principal Sales -- Purchases

A small amount of merchandise inventory may be owned and held by the Company as the result of certain types of sales returns, or in the event that a particularly favorable product purchase opportunity arises. The process of order fulfillment is the same, except that no outside manufacturer is involved and the goods are shipped directly from Value America.


Recognition of Revenue

In both purchase and consignment sales, the Company recognizes the full sales amount as revenue upon verification of the credit card transaction authorization and shipment of the merchandise. The Company records revenue from product sales and the related cost of goods, net of a reserve for estimated returns and a reserve for the average lag between shipment date and date of customer receipt. The manner of shipping (i.e., directly from the manufacturer or from Value America) alters neither the method of recognition nor the amounts.


Returns

To date, the Company has experienced few sales returns. The Company anticipates that sales returns will eventually be in the range of 2% to 3% of selling price, consistent with other non-apparel catalogue and mail-order retailers. All product returns and authorizations will be coordinated and approved by Value America. Wherever permitted by the manufacturer, customers will return goods directly to the manufacturer. The Company's warranty protection on any item generally mirrors that of the manufacturer, thereby mitigating the risk of having to take defective returned items into inventory. In cases where Value America's policy is more lenient than the manufacturer's, or when the Company makes special exceptions to its return policy, the returned merchandise will be inventoried by the Company. The Company's return policy is "satisfaction guaranteed".


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Mr. Robert Bayless
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January 21, 1998

For highly priced jewelry and other "high end" goods, it may be necessary for the Company to verify the merchandise prior to shipping to the customer and returning to the manufacturer. Returns will be made to Value America, allowing the Company to authenticate metals and jewels before returning the goods to the manufacturer.


The Offering

Value America anticipates issuing shares of common stock to the public in the first half of 1998. The Company intends to use the proceeds for working capital, advertising and other general corporate purposes. The Company currently anticipates filing its initial registration statement on Form S-1 in February 1998.


Accounting Method to be Confirmed--The Issue

The Company seeks confirmation from the Staff that its revenue recognition policy for product sales is appropriate. The revenue recognition policy should be evaluated in light of the Company's shipping arrangements for most of its product sales, whereby goods are shipped directly from the manufacturer. This system renders it logical that revenue be recognized on a gross basis rather than a margin only basis, as is the case for a commission based sales agent. A very small percentage of products sold will generate a commission or fee, and in such cases only the commission or fee will be recognized. The Company believes that this accounting is appropriate based upon the facts outlined above and is consistent with the concepts provided in Statement of Financial Accounting Concepts No. 5, Recognition and Measurement in Financial Statements of Business Enterprises (Con 5), particularly paragraphs 83-84, and Statement of Financial Accounting Standards No. 48, Revenue Recognition when Right of Return Exists (FAS 48). Furthermore, recognizing revenue on a gross basis is consistent with the guidance in paragraph 60 of SOP 81-1, Accounting for Performance of Construction - Type and Certain Production - Type Contracts, and paragraphs 3.46-3.48 of Audits Federal Government Contractors, which are applicable in somewhat analogous situations.


Management's Position

We believe the revenue recognition policy for product sales, described above, most fairly reflects the facts and circumstances surrounding these sale transactions and is in accordance with generally accepted accounting principles.


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Mr. Robert A. Bayless
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January 21, 1998


Our rationale is based on the following key points:

o Although payment for goods provided by Value America is typically received in advance of the shipment of merchandise from the supplier, the Company bears all credit risk related to the ultimate customer. Credit card fraud, verification problems or failure by the customer to pay do not relieve Value America of its liability to the manufacturer or freight carrier. Further, the manufacturer has no recourse for payment or return of the product from the Value America customer in the event that Value America fails to meet its contractual obligations to the manufacturer. All shipments are F.O.B. at the manufacturer. Value America takes title to the product from the time of shipment until successful delivery to the customer. The Company must secure replacements for items lost or damaged during shipment. Furthermore, the Company bears the cost of shipping and insuring the product.

o Value America is at risk for the full value of product returns, although in most cases such risk is mitigated by the Company's agreements with manufacturers. Initially, Value America will have to build its specific experience base for sales returns, although the Company expects to experience industry-average sales returns for non-apparel retailers of 2% to 3%, and accordingly anticipates recording revenue net of an allowance for sales returns (in accordance with FAS 48).


o Value America plans very limited agency sales transactions whereby it would sell products or services on behalf of a manufacturer or service provider on a commission basis. (In such instances, Value America would not take title to assets or bear any credit or return risk, and would plan to report these sales on a margin basis only.)


o Having products shipped directly from a manufacturer, instead of operating a significant in-house shipping facility, should have no impact on revenue recognition as long as the seller (i.e., Value America) bears the risks and rewards of ownership. There are various distribution business models for the Staff to consider in assessing the appropriateness of the Company's accounting policy. For instance, Amazon.com, Inc. and SkyMall, Inc. have almost all their products shipped directly from the manufacturer or distributor to the customer, while Shop at Home, Inc. and OnSale, Inc. have goods shipped from both manufacturers and



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Mr. Robert A. Bayless
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January 21, 1998


   their own warehouses. The revenue recognition policy for all of these entities is essentially the same: sales are recognized on a "gross" basis, regardless of how products are distributed.


For these reasons, management believes that recognizing revenue and the related cost of goods sold, as described above, is appropriate and preferable under generally accepted accounting principles. Please be advised that we have reviewed this information with our independent accountants, Price Waterhouse LLP (including review by their National Office Accounting and SEC Services professionals), and have obtained their concurrence on this proposed accounting treatment.

If, after considering the above information, you believe the Staff will require additional information or clarification, please call me at (804) 964-2166.


Yours very truly,

/s/ Dean M. Johnson
-------------------

Dean McWhorter Johnson
Chief Financial Officer
Value America, Inc.


cc:   Mr. Lawrence M. Alleva, Price Waterhouse LLP
      Mr. H. John Dirks, Price Waterhouse LLP - National Office



               2300 Commonwealth Drive, Charlottesville, VA 22901